EXHIBIT 99.1

UK Medicines and Healthcare Products Regulatory Agency Confirms Acceptance of Marketing Authorization Application for Proposed Biosimilar to Xolair® (omalizumab)

REYKJAVIK, Iceland, PISCATAWAY, N.J. and LONDON, March 26, 2025 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacturing of biosimilar medicines for patients worldwide, Kashiv Biosciences LLC (“Kashiv”), a fully integrated biopharmaceutical company headquartered in New Jersey, US, and Advanz Pharma, a UK-headquartered global pharmaceutical company with a strategic focus on specialty, hospital, and rare disease medicines, today announced that the UK Medicines and Healthcare Products Regulatory Agency (MHRA) has accepted a marketing application for AVT23, a proposed biosimilar to Xolair® (omalizumab), a biologic indicated for treatment of severe persistent allergic asthma and chronic rhinosinusitis with nasal polyps. Global sales of Xolair in 2024 were about USD $4.4 billion [1].

“This represents an important step in the development of our proposed biosimilar to Xolair, with the key goal to increase patient access to an important biologic,” said Joseph McClellan, Chief Scientific Officer of Alvotech.

“At Kashiv, we are committed to developing high-quality, cost-effective therapies. The successful acceptance by MHRA of the marketing authorization for AVT23 reflects our dedication to innovation and improving access to vital biosimilars on a global scale,” said Chirag and Chintu Patel, Executive Chairman and Co-Founders of Kashiv Biosciences.

Dr Nick Warwick, Chief Medical Officer of Advanz Pharma, stated, "This achievement marks a significant step in expanding treatment options for patients and reinforces Advanz Pharma's dedication to enhancing access to specialty, hospital, and rare disease medications.”

Alvotech and Advanz Pharma announced in February 2023 that the companies had entered into a commercialization agreement for AVT23. In May 2023, the partners announced an expansion of the strategic partnership, to include five additional biosimilar candidates under development by Alvotech. Alvotech and Kashiv announced in October 2023 that the companies had entered into a licensing agreement for AVT23.

About AVT23
AVT23 is a proposed biosimilar to Xolair® (omalizumab). Omalizumab is a humanized monoclonal antibody that targets free immunoglobulin E (IgE). Xolair, which contains omalizumab, is indicated for severe persistent allergic asthma and chronic rhinosinusitis with nasal polyps (CRSwNP) [2]. AVT23 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] Financial Reports from Roche Group and Novartis
[2] MHRA Product Information for Xolair®

Use of trademarks
Xolair is a registered trademark of Novartis AG.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Two biosimilars, to Humira® (adalimumab) and Stelara® (ustekinumab) are already approved and marketed in multiple global markets. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to get marketing approval for AVT23 in the UK and other jurisdictions; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. 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ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com